Exhibit 99.35

Form 51-102F3

Material Change Report

Item 1.

Name and Address of Company

Chap Mercantile Inc.

1600 –609 Granville Street

Vancouver, BC, V7Y 1C3

Item 2.

Date of Material Change

August 5, 2004.

Item 3.

News Release

Chap Mercantile Inc. (“Chap”) issued a joint press release with Wheaton River Minerals Ltd. through newswire services on August 5, 2004. A copy of the news release was filed on SEDAR.

Item 4.

Summary of Material Change

The private placement offering of 175 million subscription receipts of Chap at a price of $0.40 each for aggregate proceeds to Chap of $70 million has closed.

Item 5.

Full Description of Material Change

The previously announced private placement of 175 million subscription receipts by Chap at a price of $0.40 per subscription receipt for aggregate gross proceeds to Chap of $70 million has closed. The offering was increased from a maximum of $50 million to $70 million to facilitate excess demand and to provide the company with future capital for its stated acquisition strategy and for general corporate purposes. The private placement financing was arranged by a syndicate of investment dealers led by GMP Securities Ltd. which included Canaccord Capital Corporation, Fort House Inc., Research Capital Corporation, Salman Partners Inc., Scotia Capital Inc., Sprott Securities Inc. and Woodstone Capital Inc. (collectively, the “Agents”).

Each subscription receipt will entitle the holder to acquire one common share and one half of one common share purchase warrant of Chap, without payment of additional consideration. Each whole warrant will be exercisable for one common share of Chap at a price of $0.80 until 5pm (Calgary time) on August 5, 2009. These securities are all subject to a hold period which expires on December 6, 2004.

The gross proceeds from the private placement will be held in escrow pending the completion of the previously announced purchase by Chap of 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico (the “Silver Wheaton Transaction”). From the net proceeds of the offering, $46 million will be used to fund the upfront payment payable by Chap in connection with the Silver Wheaton Transaction and the balance of the net proceeds of approximately $19 million will be used by Chap to pursue acquisitions and for general corporate purposes. Closing of the Silver Wheaton transaction is subject to execution of definitive agreements, approval by shareholders of Chap and receipt of all regulatory approvals and third-party consents.

Commissions and fees totaling 6% of the gross proceeds from the private placement will be paid to the Agents upon release of the gross proceeds from escrow.

Following the completion of the Silver Wheaton Transaction, Silver Wheaton will have approximately 724 million common shares outstanding of which approximately 75% will be held by Wheaton.

In conjunction with the closing of the private placement, Chap has moved from the NEX to Tier 2 of the TSX Venture Exchange.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument NT 51-102

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No information has been obtained from this material change report.

Item 8.

Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and the Report and may be contacted for further information:

Geir Liland, President of Chap

Phone: 604.669.1302

Fax: 604.669.3877

Item 9.

Date of Report

August 9, 2004

 “Geir Liland”

Geir Liland, President